January 6, 2009

Via U.S. Mail and Facsimile

Mr. Howard C. Naphtali
Chief Financial Officer
Investment Technology Group, Inc.
380 Madison Avenue
New York, NY 10017

> **Re:** **Investment Technology Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32722**

Dear Mr. Naphtali:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Legal Branch Chief